As filed with the Securities and Exchange Commission on March 22, 2019.

1934 Act File No. 1-10882

Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

Transamerica Corporation Producers’ Stock Purchase Plan

(Full title of the plan and the address of the plan, if
different from that of the issuer named below)

AEGON N.V.
AEGONplein 50
2591 TV The Hague
The Netherlands

(Name of the issuer of the securities held pursuant to
the plan and the address of its principal executive office)

Financial Statements

The Financial Statements of the Transamerica Corporation Producers’ Stock Purchase Plan (the “Plan”) filed as part of this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles.

Page Number
Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers, LLP)	1
Statement of Financial Condition - December 31, 2018 and 2017	2
Statement of Operations and Changes in Plan Equity – years ended December 31, 2018, 2017 and 2016	3
Notes to Financial Statements	4

EXHIBIT INDEX
Exhibit No.
23.1 Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers, LLP)

Financial Statements Transamerica Corporation Producers’ Stock Purchase Plan Years Ended December 31, 2018, 2017 and 2016 With Report of Independent Registered Public Accounting Firm

TRANSAMERICA CORPORATION PRODUCERS’ STOCK

PURCHASE PLAN

FINANCIAL STATEMENTS

Years Ended December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of

Transamerica Corporation Producers’ Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Transamerica Corporation Producers’ Stock Purchase Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statements of operations and changes in plan equity for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2018 and 2017, and the results of its operations and its changes in plan equity for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

March 22, 2019

We have served as the Plan’s auditor since 2014.

TRANSAMERICA CORPORATION PRODUCERS’ STOCK

PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	December 31,
(dollars in thousands)	2018	2017
Assets
Investments - vested common stock of Aegon N.V. held in trust at fair value (cost: 2018: $19,818 and 2017: $20,248)	$14,118	$19,533
Investments - nonvested common stock of Aegon N.V. held in trust at fair value (cost: 2018: $99 and 2017: $118)	80	156
Contributions receivable from participants	109	98
Contributions receivable from participating companies	3	3
Cash	1	1
Total assets	14,311	19,791
Liabilities
Payable to broker	51	-
Total liabilities	51	-
Plan Equity	$14,260	$19,791

See Notes to Financial Statements.

TRANSAMERICA CORPORATION PRODUCERS’ STOCK

PURCHASE PLAN

STATEMENTS OF OPERATIONS

AND CHANGES IN PLAN EQUITY

	For the Years Ended December 31,
(dollars in thousands)	2018	2017	2016
Investment gain (loss)
Net appreciation (depreciation) in fair value of investments	$(4,948)	$2,510	$(582)
Dividends and interest	834	835	859
Total investment gain (loss)	(4,114)	3,345	277
Contributions
Participants	1,430	1,468	2,190
Participating companies	34	40	183
Total contributions	1,464	1,508	2,373
Benefits paid to participants	(2,881)	(4,253)	(8,213)
Net increase (decrease) in plan equity	(5,531)	600	(5,563)
Plan equity at beginning of year	19,791	19,191	24,754
Plan equity at end of year	$14,260	$19,791	$19,191

See Notes to Financial Statements.

TRANSAMERICA CORPORATION PRODUCERS’ STOCK

PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands, except for share data)

1. Description of Plan

The following description of the Transamerica Corporation Producers’ Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s prospectus for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary stock purchase plan established for designated sales agents and representatives of the following participating companies: Transamerica Life Insurance Company, Transamerica Premier Life Insurance Company, and World Financial Group (“Participating Company” or “Companies”). Massachusetts Fidelity Trust Company (“MFTC”), an affiliate of the Participating Companies, is the Trustee. Transamerica Corporation (“TA Corp”), an indirect parent and affiliate of the Participating Companies and an indirect wholly-owned subsidiary of Aegon N.V., a limited liability share company organized under Dutch law, provides administrative services to the Plan. On December 21, 2017, a new prospectus was filed which included technical updates as well as a name change for the Plan to Transamerica Corporation Producers’ Stock Purchase Plan formerly known as AEGON USA Producers’ Stock Purchase Plan. All vested plan assets are held by the AEGON USA Producers’ Stock Purchase Plan Trust (“Trust”). The Trust’s assets include Aegon N.V. common stock (“common stock”) and temporary cash held solely for reinvestment or distribution of cash dividends, as well as for cash withdrawals of fractional shares. The common stock of Aegon N.V. is quoted on the stock exchanges in Amsterdam and New York (“NYSE”). The Trust holds all vested shares attributable to voluntary participant and Participating Company contributions. The Trustee purchases whole shares of common stock for Participating Companies’ contributions and holds these nonvested shares separately until vested.

Participation

Participation is voluntary and available to individual sales agents and representatives who are currently licensed or contracted with a Participating Company and who meet specific eligibility requirements established by the Participating Companies. These specific requirements are generally based on production credits or sales quotas.

A participant becomes ineligible to participate in the Plan if they withdraw all of their shares from the Trust, if their contract or representation with a Participating Company terminates, or if they do not voluntarily contribute to the Plan for two full calendar years. Ineligible participants will not be allowed to resume participation in the Plan for at least one full calendar year.

Transamerica Financial Advisors (“TFA”) terminated its status as a Participating Company in May 2016. In accordance with the plan prospectus dated December 18, 2014, the TFA participants were considered 100% vested and a total of $5,021 and 917,152 shares were distributed to 114 participants in 2016.

Contributions

Participants may contribute a percentage of their commissions as determined by the Participating Companies. However, voluntary participant contributions may not exceed the lesser of $120 or 25% of a participant’s commissions in any plan year.

Contributions from Participating Companies are determined by specific formulas as designed by those Participating Companies. Additional amounts may also be contributed to the Plan at the discretion of each of the Participating Companies. Participant account balance is comprised of contributions and reinvested dividends.

Dividends

In the event that dividends are paid on vested common stock held by the Trust, the participant may elect to receive the dividends in cash or to reinvest the proceeds in additional shares of common stock. All dividends paid on nonvested shares are automatically reinvested. Cash dividends received by the participant are taxable to the participant. Cash dividends paid out directly to the participant amounted to $79, $83 and $81 for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in benefits paid to participants in the Statements of Operations and Changes in Plan Equity.

Vesting

All participant contributions are vested 100%. Participating Company contributions vest at a rate of 10% for each full calendar year completed that a participant is active in the Plan which are applied quarterly as described in Note 6. Notwithstanding these general vesting requirements, participants who began participation in the Plan within three months after the Plan became effective for their Participating Company were granted years of service for vesting purposes based on their original contracting date. Immediate and full vesting in Participating Company contributions shall occur in the event of a participant’s death, permanent disability, or attainment of age 65.

Forfeited shares of terminated participants’ nonvested accounts are allocated to eligible and active participants in their particular company or division based on current-year voluntary contributions to the Plan. Forfeited shares are calculated at the end of each year. Forfeited amounts of $31 (4,952 shares), $58 (10,500 shares) and $58 (10,500 shares) were allocated to participants for the years ended December 31, 2018, 2017 and 2016, respectively.

Plan Termination

Although they have not expressed any intent to do so, the Participating Companies have the right to amend or terminate the Plan and the Trust at any time. Any such amendments to the Plan and the Trust will not diminish the rights of the participants. Upon termination of the Plan, each participant becomes fully vested and will receive the participant’s account balances.

Participant Withdrawals

Shares of stock may be withdrawn from a participant’s account maintained under the Plan, issued in the name of the participant, and delivered electronically to the participant’s account with a broker-dealer registered with the Depository Trust Corporation (“DTC”). Participants may not designate any other person to receive shares of stock withdrawn or transferred under the Plan except in the case of death where a participant has named a beneficiary to receive the shares. Participant withdrawals are recorded at the fair value of the shares of stock at the date of the ‘in-kind’ transfer.

Total withdrawals from the Trust may occur at any time at the participant’s request. Participants who otherwise become ineligible to participate will be deemed to have requested a total withdrawal, with all vested shares distributed to them. At the time of a withdrawal request, a participant’s share balance may contain fractional shares in addition to whole shares. No fractional shares of common stock will be issued or delivered. Where applicable, cash representing fractional shares of common stock will be paid to the participant, calculated based on the fair market value on the last reported sale price on the NYSE. Realized gains and losses from the ultimate disposal of the shares of common stock as well as cash due to sales of fractional shares are passed through to plan participants using the average-cost method.

Partial withdrawals are permitted under certain circumstances. Generally, these are limited to a single annual withdrawal and are based upon the participant’s age and years of service with the Participating Company. The maximum annual withdrawals allowed are 10% after 15 years of participation or after age 55 and 20% after 20 years of participation or after age 60. In addition, a participant who has a vested value of $250 or more may withdraw an amount of vested shares in excess of this amount. After any such withdrawal, the participant’s balance of vested shares must be a minimum of $250. Such withdrawal does not cause a forfeiture of any nonvested amounts contributed by the Participating Companies.

Requests for withdrawals from the Plan are submitted by participants and are paid out in the following month. The amounts of pending disbursements as of December 31, 2018 and 2017 were $115 and $125, respectively.

Transferability of Interest

Trust shares owned by the participant have limited right of assignment where certain participants are compensated by a Participating Company on an advance commission basis or are otherwise indebted to a Participating Company. Participants who are compensated on an advance commission basis become indebted to a Participating Company to the extent of advance commission payments made by a Participating Company and are required by the Participating Company to assign the corresponding value of the Trust shares as security for such indebtedness. No redemption of Trust shares will be made with respect to any Trust shares assigned to a Participating Company while any indebtedness of a participant to a Participating Company remains outstanding. The amounts of the payments related to this indebtedness included in benefits paid to participants in the Statements of Operations and Changes in Plan Equity were $519, $280 and $382 for years ended December 31, 2018, 2017 and 2016 respectively. These payments are taxable to the participants.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Financial Statements are prepared on an accrual basis of accounting, in conformity with U.S. generally accepted accounting principles (“US GAAP”).

Use of Estimates

The preparation of Financial Statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts in the Financial Statements and accompanying notes. Actual results could differ from those estimates.

Investments

Common stock is valued on the basis of the NYSE quoted market value as of the day of valuation. Purchases and sales of securities are recorded on a trade-date basis. The total net appreciation (depreciation) in fair value of investments reported in the Statements of Operations and Changes in Plan Equity includes the unrealized appreciation (depreciation) of the investments held at year end, realized gains and losses on investments that were sold during the year, as well as any unrealized appreciation (depreciation) that was transferred to participants for in-kind withdrawals throughout the year.

The Plan only incurs realized gains and losses related to sales of fractional shares at time of withdrawal. The cost of the securities sold or transferred is calculated using the first-in first-out method in order to determine the resulting realized gains (losses) for sales and the unrealized appreciation (depreciation) for amounts transferred to participants. Dividend income is recognized on the ex-dividend date and is reported in the Statement of Operations and Changes in Plan Equity as dividends and interest, net of tax withholdings. Withheld taxes were $147, $147 and $152 for the years ended December 31, 2018, 2017 and 2016 respectively.

Current Accounting Guidance

There were no new accounting pronouncements effective for 2018 that are applicable to the Plan.

Subsequent Events

The Financial Statements are adjusted to reflect events that occurred between the Statements of Financial Condition date and the date when the Financial Statements are issued, provided they give evidence of conditions that existed at the Statements of Financial Condition date. Events that are indicative of conditions that arose after the Statements of Financial Condition date are disclosed, but do not result in an adjustment of the Financial Statements themselves. No subsequent events have been identified that require disclosure or adjustments to the Financial Statements. .

Risks and Uncertainties

The Plan invests in Aegon N.V. common stock. Common stock investments are exposed to various risks, such as market and a concentration of investment in a single entity risk. Due to the level of risk associated with common stock securities, it is at least reasonably possible that changes in the value of the common stock will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Financial Condition.

3. Fair Value Measurements and Fair Value Hierarchy

Accounting Standards Codification (“ASC”) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Plan has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value in the Statements of Financial Condition are categorized as follows:

a)	Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.
b)

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

c)	Quoted prices for similar assets or liabilities in active markets
d)	Quoted prices for identical or similar assets or liabilities in non-active markets
e)	Inputs other than quoted market prices that are observable
f)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means
g)

Level 3. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements includes those in which there is little, if any, market activity for the assets or liabilities. Therefore we must make assumptions about inputs a hypothetical market participant would use to value the assets and liabilities.

The Plan recognizes transfers between levels as of the beginning of the period.

The following table presents the Plan’s hierarchy for its assets measured at fair value on a recurring basis at December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Common stock - Aegon N.V.	$14,198	$-	$-	$14,198
Total assets	$14,198	$-	$-	$14,198

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Common stock - Aegon N.V.	$19,689	$-	$-	$19,689
Total assets	$19,689	$-	$-	$19,689

The common stock fair value is based on daily unadjusted quoted prices and therefore is classified as Level 1. During 2018 and 2017, there were no transfers between levels.

4. Investments

The total net appreciation (depreciation) in fair value of investments reflected in the Statements of Operations and Changes in Plan Equity consist of (i) the net realized gains (losses) and unrealized appreciation (depreciation) transferred to participants at the time of participant withdrawals and (ii) the net unrealized appreciation (depreciation) for investments held by the Plan during the year. The net realized gains (losses) and unrealized appreciation (depreciation) transferred to participants at the time of participant withdrawals for the years ended December 31 were as follows:

	2018	2017	2016
Participant withdrawals	$2,803	$4,170	$8,131
Cost of common stock transferred or sold	(2,709)	(3,654)	(8,806)
Net realized investment gains (losses) and unrealized appreciation (depreciation) transferred to participants	$94	$516	$(675)

The changes in unrealized appreciation (depreciation) for investments held by the Plan are summarized below:

	2018	2017	2016 - Revised
Balance at beginning of year	$(677)	$(2,671)	$(2,764)
Change in unrealized during the year	(5,042)	1,994	93
Balance at end of year	$(5,719)	$(677)	$(2,671)

5. Trust Assets

Ownership interests in the assets of the Trust are represented by trust shares. One trust share is equivalent to one share of common stock. Each participant is the owner of the number of trust shares representing deposits made to the Trust on their behalf. At December 31, 2018 and 2017, the Trust held 3,036,166 and 3,100,543 vested shares valued at $4.65 and $6.30 per share, respectively.

6. Plan Benefits Due to Vest

Under the terms of the Plan, Participating Company contributions held separately by the Trustee are rebalanced on a quarterly basis on the first day following the end of each calendar quarter in order to recognize amounts vested to plan participants. At December 31, 2018 and 2017, the Trust held 17,259 and 24,808 nonvested shares valued at $4.65 and $6.30 per share, respectively.

7. Related Party Transactions

The Participating Companies pay substantially all administrative and operating expenses of the Plan and the Trust, except that the participants pay any brokerage fees incurred at the time of the purchase or sale of common stock attributable to their voluntary contributions. The Trust assets are in the possession of a trustee. The trustee of the Trust is MFTC, an Iowa state charted trust company, which is a wholly-owned indirect subsidiary of TA Corp.

8. Taxes

The Trust is not structured to qualify as an exempt plan under Section 401(a) of the Internal Revenue Code (“Code”) of 1986. The Trust, as established under Section 677 of the Code, is intended to be a taxable grantor trust of the participant subject to the provisions of Section 671 of the Code. If the Trust was required to pay taxes, the taxes will be paid by the Trust and charged against the participants’ accounts. US GAAP require plan management to evaluate uncertain tax positions taken by the Plan. The Financial Statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Transamerica Corporation Producers’ Stock Purchase Plan

By: /s/ C. Michiel van Katwijk
C. Michiel van Katwijk
Senior Vice President, Chief Financial Officer, and
Treasurer
Transamerica Corporation

March 22, 2019